UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Convertible Senior Notes Due 2023

(Title of Class of Securities)

55608BAB1

(CUSIP Number of Class of Securities)

Christopher Frost
Chief Executive Officer
125 West 55th Street
New York, New York 10019
(212) 231-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Michelle Rutta, Esq.
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020-1095
(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$34,078,712	$3,718

* The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.00% Convertible Senior Notes due 2023 (the “Notes”), as described herein, is calculated as the sum of (a) $34,039,000, representing 100% of the principal amount of the Notes outstanding as of September 23, 2021, plus (b) $39,712, representing accrued but unpaid interest on the Notes up to, but excluding, October 22, 2021, the repurchase date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,718	Filing Party:	Macquarie Infrastructure Holdings, LLC

Form or Registration No.:	Schedule TO-I	Date Filed:	September 23, 2021

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on September 23, 2021 by Macquarie Infrastructure Holdings, LLC (“MIH”) relating to the right of each holder (each, a “Holder”) of the Notes to require MIH to repurchase, at the Holder’s option, all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, plus accrued and unpaid interest thereon to, but excluding October 22, 2021 (the “Fundamental Change Repurchase Date”), pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Repurchase for Cash, dated September 23, 2021 (as it may be amended and supplemented from time to time, the “Notice”), filed as Exhibit (a)(1) to the Schedule TO, the Indenture and the Notes.

The Schedule TO and this Amendment No. 1 to the Schedule TO are intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO, and all the information set forth in the Notice, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Notice that is amended and supplemented therein. All capitalized terms used but not specifically defined in this Amendment No.1 shall have the meanings given to such terms in the Notice.

ITEMS 1 through 9 and ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO, as well as the Notice, are hereby amended and supplemented to reflect the following:

Conversion Rate Adjustment

On October 7, 2021, MIH paid a cash distribution on its common units of $37.386817 per unit to holders of record of the common units on October 4, 2021. Pursuant to the terms of the Indenture, as a result of the cash distribution, the Conversion Rate of the Notes has been increased so that the adjusted Conversion Rate applicable to the Notes is 162.9223 common units per $1,000 principal amount of Notes. The adjusted Conversion Rate became effective immediately after the open of business on October 8, 2021.

The adjusted Conversion Rate corresponds to approximately $612.59 in cash per $1,000 principal amount of the Notes, assuming a Daily VWAP (as defined in the Indenture) of $3.76 per MIH common unit, which was the last reported sale price of MIH common units on the NYSE on October 11, 2021, for each Trading Day (as defined in the Indenture) of the applicable 20-Trading Day Observation Period (as defined in the Indenture).

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Schedule TO and the Notice is incorporated by reference into this Amendment No. 1 to the Schedule TO.

Item 12 is hereby amended to read in its entirety as follows:

ITEM	12. EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Fundamental Change Company Notice and Offer to Repurchase for Cash, dated September 23, 2021.
(a)(1)(B)	Notice of Conversion Rate Adjustment, dated October 12, 2021.
(a)(5)(A)*	Press Release, dated September 23, 2021.
(a)(5)(B)	Press Release, dated October 12, 2021.
(b)	Not applicable.
(d)(1)(A)

Indenture, dated as of July 15, 2014, between Macquarie Infrastructure Company LLC, as predecessor to Macquarie Infrastructure Corporation, and Wells Fargo Bank, National Association, as Trustee (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on July 18, 2014 and incorporated by reference).

(d)(2)

Second Supplemental Indenture, dated as of May 21, 2015, by and between Macquarie Infrastructure Corporation and Wells Fargo, National Association, as Trustee (filed as Exhibit 4.3 to the company’s Current Report on form 8-K, filed on May 21, 2015 and incorporated by reference).

(d)(3)

Third Supplemental Indenture, dated as of October 13, 2016, between Macquarie Infrastructure Corporation and Wells Fargo Bank, National Association, as Trustee, creating the 2.00% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on October 14, 2016 and incorporated by reference).

(d)(4)

Fourth Supplemental Indenture, dated as of September 22, 2021, between Macquarie Infrastructure Holdings, LLC and Wells Fargo Bank, National Association, as Trustee, (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on September 22, 2021 and incorporated by reference).

(d)(5)

Merger Agreement dated June 14, 2021 by and among AMF Hawaii Holdings, LLC, AMF Hawaii Merger Sub, LLC, Macquarie Infrastructure Corporation and Macquarie Infrastructure Holdings, LLC (filed as Exhibit 2.1 of the company’s Current Report on Form 8-K, filed on June 15, 2021 and incorporated by reference).

(g)	Not applicable.
(h)	Not applicable.

*previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC

Dated: October 12, 2021	By:	/s/ Christopher Frost
	Name:	Christopher Frost
	Title:	Chief Executive Officer